UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated September 24, 2012, announcing the resolutions passed at the Company’s 2012 Annual General Meeting that was held on September 21, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: October 1, 2012
By:   /s/  Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1

Published: 08:46 CEST 24-09-2012 /Thomson Reuters /Source: Frontline Ltd. /XOSL: FRO /ISIN: BMG3682E1277

FRO - 2012 Annual General Meeting

Frontline Ltd. (the "Company") advises that the 2012 Annual General Meeting of the Company was held on September 21, 2012 at 10:30 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG06, Bermuda.  The following resolutions were passed:

1) To re-elect John Fredriksen as a Director of the Company.

2) To re-elect Kate Blankenship as a Director of the Company.

3) To re-elect W.A. Tony Curry as a Director of the Company.

4) To re-elect Cecilie Fredriksen as a Director of the Company.

5) To re-appoint PricewaterhouseCoopers AS of Oslo, Norway as auditors and to authorise the Directors to determine their remuneration.

6)     That the share premium account of the Company be reduced from US$225.8 million to nil and that the amount resulting from the reduction be credited to the Company's Contributed Surplus account, with immediate effect.

7) That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$450,000.00 be approved for the year ended December 31, 2012.

In addition, the audited consolidated financial statements for Frontline Ltd. for the year ended December 31, 2011 were presented to the Meeting.

Hamilton, Bermuda
September 21, 2012

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.